                                    UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                             Ridgewood Hotels, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
              Series A Convertible Preferred Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                           Common Stock:  766234 10 8
                   Series A Convertible Preferred Stock: None
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Mr. Sheldon E. Misher, Secretary
                             Ridgewood Hotels, Inc.
                        2859 Paces Ferry Road, Suite 700
                             Atlanta, Georgia 30339
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 10, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 13

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP No. 766234 10 8                                    Page 2 OF 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Fountainhead Development Corp., Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock: 3,065,000
     OWNED BY             Series A Convertible Preferred Stock: 450,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   Common Stock: 3,065,000
                          Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock: 3,065,000
      Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock: 79.3%
      Series A Convertible Preferred Stock: 100.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP No. 766234 10 8                                    Page 3 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Fountainhead Holdings, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock: 3,065,000
     OWNED BY             Series A Convertible Preferred Stock: 450,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   Common Stock: 3,065,000
                          Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock: 3,065,000
      Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock: 79.3%
      Series A Convertible Preferred Stock: 100.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP No. 766234 10 8                                    Page 4 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Donald E. Panoz
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ireland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock: 3,065,000
     OWNED BY             Series A Convertible Preferred Stock: 450,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   Common Stock: 3,065,000
                          Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock: 3,065,000
      Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock: 79.3%
      Series A Convertible Preferred Stock: 100.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP No. 766234 10 8                                    Page 5 of 14 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Nancy C. Panoz
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ireland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock: 3,065,000
     OWNED BY             Series A Convertible Preferred Stock: 450,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   Common Stock: 3,065,000
                          Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock: 3,065,000
      Series A Convertible Preferred Stock: 450,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock: 79.3%
      Series A Convertible Preferred Stock: 100.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement is being filed jointly by and on behalf of each of Fountainhead Development Corp., Inc. ("Fountainhead"), Fountainhead Holdings, Ltd. ("Holdings"), Donald E. Panoz and Nancy C. Panoz and relates to shares of the common stock, designated as Common Stock, par value $.01 per share (the "Common Stock"), and shares of the only series of preferred stock issued and outstanding, designated as Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Ridgewood Hotels, Inc. (the "Issuer").

     The Issuer's principal executive offices are located at 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

Item 2.  Identity and Background.

Fountainhead Development Corp., Inc.

     Fountainhead is a Georgia corporation. Fountainhead's principal business is the ownership and operation of hotel, resort and other real estate properties. The address of Fountainhead's principal business and its principal office is 1394 Broadway Avenue, Braselton, Georgia 30517.

     Fountainhead's executive officers and directors, and their principal occupations, are as follows:

-------------------------------------------------------------------------------------------
Name                              Title                     Principal Occupation
-------------------------------------------------------------------------------------------
Donald E. Panoz          Chairman                 Chairman, Fountainhead; Chief Executive
                                                  Officer of the Issuer; and Chairman of
                                                  Elan Motor Sports Technologies, Inc., an
                                                  auto racing designer, developer and
                                                  manufacturer
-------------------------------------------------------------------------------------------
Nancy C. Panoz           Vice President and       Vice President and Director of
                         Director                 Fountainhead and President of Nanco
                                                  Holdings, Inc., the owner of a water
                                                  bottling plant
-------------------------------------------------------------------------------------------
Henk H. Evers            President and Chief      President and Chief Executive Officer of
                         Executive Officer        Fountainhead
-------------------------------------------------------------------------------------------
Anthony J. Mastandrea    Chief Financial          Chief Financial Officer of Fountainhead
                         Officer and Treasurer
-------------------------------------------------------------------------------------------

     During the last five years, neither Fountainhead, nor any of its executive officers or directors, has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Panoz are citizens of Ireland. Mr. Evers is a citizen of The Netherlands. Mr. Mastandrea is a citizen of the United States.

Fountainhead Holdings, Ltd.

     Holdings is a Bermuda corporation. Holdings' is principally engaged in the business of investing in other businesses. The address of Holdings' principal business and its principal office is P.O. Box HM 666, Clarendon House, Church Street, Hamilton, HM CX, Bermuda.

     Holdings' executive officers and directors, and their principal occupations, are as follows:

------------------------------------------------------------------------------------------
Name                              Title                     Principal Occupation
------------------------------------------------------------------------------------------
Donald E. Panoz          President and Director   Chairman, Fountainhead; Chief Executive
                                                  Officer of the Issuer; and Chairman of
                                                  Elan Motor Sports Technologies, Inc.,
                                                  an auto racing designer, developer and
                                                  manufacturer
------------------------------------------------------------------------------------------
Nancy C. Panoz           Vice President and       Vice President and Director of
                         Director                 Fountainhead and President,
                                                  Nanco Holdings, Inc., the
                                                  owner of a water bottling plant
------------------------------------------------------------------------------------------
Anthony J. Mastandrea    Chief Financial          Chief Financial Officer of Fountainhead
                         Officer and Treasurer
------------------------------------------------------------------------------------------
David J. Doyle           Director                 Associate, Conyers Dill & Pearman,
                                                  Clarendon House, #2 Church Street, HM
                                                  11, Bermuda
------------------------------------------------------------------------------------------
James M. Macdonald       Director                 Partner, Conyers Dill & Pearman,
                                                  Clarendon House, #2 Church Street, HM
                                                  11, Bermuda
------------------------------------------------------------------------------------------
Clement Talbot           Director                 Vice President, Bank of Bermuda, 6
                                                  Front Street, Hamilton, HM 11, Bermuda
------------------------------------------------------------------------------------------

     During the last five years, neither Holdings, nor any of its executive officers or directors, has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Panoz are citizens of Ireland. Mr. Mastandrea is a citizen of the United States. Each of Messrs. Doyle, Macdonald and Talbot are citizens of Bermuda.

Donald E. Panoz and Nancy C. Panoz

     The business address of both Donald E. Panoz and Nancy C. Panoz is 1394 Broadway Avenue, Braselton, Georgia 30517. Mr. Panoz's principal occupation is serving as Chairman of Fountainhead, Chief Executive Officer of the Issuer and Chairman of Elan Motor Sports Technologies, Inc., an auto racing designer, developer and manufacturer, the address of which is 1394 Broadway Avenue, Braselton, Georgia 30517.

     Mrs. Panoz's principal occupation is serving as Vice President and Director of Fountainhead and as President of Nanco Holdings, Inc., the owner of a water bottling plant in Blairsville, Georgia. The address of Nanco Holdings, Inc. is 1394 Broadway Avenue, Braselton, Georgia 30517.

     During the last five years, neither Mr. nor Mrs. Panoz has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Panoz together beneficially own all of the voting stock in Holdings. Although they meet the definition of beneficial ownership, they have no economic benefit in such shares of Holdings. Mr. and Mrs. Panoz are husband and wife and are citizens of Ireland.


Item 3.  Source and Amount of Funds or Other Consideration.

Chateau Elan Management Agreement

     On January 10, 2000, the Issuer entered into an Agreement and a Management Agreement, each between Fountainhead and the Issuer (together, the "Management Agreement"), pursuant to which Fountainhead retained the Issuer to perform management services at Chateau Elan Winery and Resort, one of Fountainhead's properties, for a period of five years. Fountainhead has agreed to pay the Issuer a base management fee equal to 2% of the property's gross revenues, plus an annual incentive management fee that will be determined based upon a calculation of the property's profitability during the previous fiscal year.

     In consideration of Fountainhead's agreement to enter into the Management Agreement and a payment of $10,000 by Fountainhead to the Issuer, on January 10, 2000, the Issuer issued to Fountainhead 1,000,000 shares of Common Stock. The Management Agreement has a term of five years but is terminable upon the transfer by Fountainhead of all or a material portion of the properties covered by the Management Agreement. If the Management Agreement is terminated upon such a transfer or upon the occurrence of an event of default by Fountainhead, Fountainhead shall pay to the Issuer a portion of the projected base and incentive management fees, adjusted for the term of the Management Agreement remaining. Fountainhead may elect to surrender to the Issuer shares of Common Stock in lieu of a cash payment. Fountainhead has been granted demand registration rights with respect to the shares of Common Stock it received pursuant to the Management Agreement.

     Pursuant to the Management Agreement, the Issuer agreed to expand the size of the Board of Directors of the Company from three to seven directors and appoint certain individuals designated by Fountainhead, including Mr. and Mrs. Panoz, to fill the resulting vacancies on the Board of Directors. In addition, the current members of the Board of Directors have agreed generally not to take any action as directors until the appointment of the directors designated by Fountainhead becomes effective.

Walden Stock Purchase Agreement

     On January 11, 2000, one of the principal shareholders of the Issuer, N. Russell Walden, entered into a Common Stock Purchase Agreement (the "Walden Agreement"), dated January 11, 2000, with Fountainhead. Pursuant to the terms of the Walden Agreement, on January 11, 2000, Mr. Walden sold to Fountainhead 650,000 shares of Common Stock (the "Walden Shares") for total consideration of $1,300,000, of which $780,000 was paid in cash from Fountainhead's working capital and $520,000 was paid by issuing to Mr. Walden two promissory notes,
each in the amount of $260,000.   These notes bear interest at a rate of 6% per
year, and become due and payable on January 11, 2001, and January 11, 2002, respectively. These notes are unsecured obligations of Fountainhead.

     In the Walden Agreement, Mr. Walden also granted to Fountainhead an option to purchase 65,000 shares of Common Stock (the "Walden Option") held by Mr. Walden, exercisable at a price of $2.00 per share. However, if Mr. Walden desires to sell any of the shares of Common Stock covered by the Walden Option, Mr. Walden must first provide Fountainhead with the opportunity to purchase such shares of Common Stock from Mr. Walden at a price of $2.00 per share. If Fountainhead does not elect to purchase such shares, Mr. Walden would be permitted to sell such shares, and any of such shares sold by Mr. Walden would cease to be subject to the Walden Option.

ADT Stock Purchase Agreement

     On January 11, 2000, another of the principal shareholders of the Issuer, ADT Security Services, Inc. ("ADT"), entered into a Stock Purchase Agreement with Fountainhead (the "ADT Agreement"), dated January 11, 2000. Pursuant to the terms of the ADT Agreement, ADT sold to Fountainhead 450,000 shares of Series A Convertible Preferred Stock (the "ADT Shares") for $1,650,000 in cash, which was paid by Fountainhead from its working capital. However, Fountainhead may be required under certain circumstances to return the ADT Shares to ADT. See "Item 4. Purpose of Transaction -- Acquisitions or Dispositions of Securities of the Issuer."

Item 4.  Purpose of Transaction.

Acquisitions or Dispositions of Securities of the Issuer

     Pending Litigation. Litigation is pending among the Issuer, ADT and certain other shareholders of the Issuer in Delaware Chancery Court. Pursuant to the ADT Agreement, if ADT is required by the Delaware Chancery Court to return the ADT Shares to the Issuer, Fountainhead will return such shares to ADT (or any shares of Common Stock received upon conversion of the ADT Shares), and ADT has agreed to return to Fountainhead all of the consideration paid to ADT under the ADT Agreement, pending the outcome of any appeals. Pursuant to the ADT Agreement, Fountainhead would also be required to purchase from ADT all of such shares of Common Stock, if any, that ADT may receive from the Issuer in exchange for the ADT Shares pursuant to a final and non-appealable court order. At this time, Fountainhead believes that the Delaware Chancery Court has not issued a ruling in this litigation.

     Conversion of Preferred Stock. Fountainhead may convert each share of Preferred Stock into three shares of Common Stock at any time, or an aggregate of 1,350,000 shares of Common Stock if Fountainhead converts its Preferred Stock in full.

     Exercise of Walden Option. The Walden Option is immediately exercisable until April 11, 2001, and pursuant to that option, Fountainhead may purchase up to 65,000 shares of Common Stock from Mr. Walden at a price of $2.00 per share.

     Right of First Refusal. If Mr. Walden desires to sell any of the shares of Common Stock covered by the Walden Option, Mr. Walden must first provide Fountainhead with the opportunity to purchase such shares of Common Stock at

$2.00 per share. If Fountainhead does not elect to purchase such shares, then Mr. Walden would be permitted to sell such shares. Any shares sold by Mr. Walden to a third party in this manner would reduce the number of shares available for purchase by Fountainhead under the Walden Option.

Change in the Board of Directors and Management

     Pursuant to the Management Agreement, the Issuer agreed to expand the size of the Board of Directors of the Company from three to seven directors and appoint four individuals designated by Fountainhead: Donald E. Panoz, Nancy C. Panoz, Henk H. Evers and Sheldon E. Misher. Mr. Misher presently serves as an advisor to Fountainhead and is associated with Commonwealth Associates, a broker-dealer located in New York, New York. Such individuals will take office ten days after the filing by the Issuer of an information statement with the Securities and Exchange Commission pursuant to section 14(f) of the Securities Exchange Act of 1934, as amended.

     In addition, the following persons have been elected, as of January 11, 2000, to serve in the following capacities as officers of the Issuer:

          Donald E. Panoz --  Chief Executive Officer
          Henk H. Evers -- President and Chief Operating Officer
          Sheldon E. Misher -- Secretary

Changes in Capitalization

     Upon conversion of all of the shares of Preferred Stock into Common Stock, no shares of Preferred Stock will remain outstanding. However, pursuant to the Issuer's Certificate of Incorporation, the Board of Directors of the Issuer has the power to issue, without further stockholder approval, classes or series of preferred stock with such rights, preferences and powers as may be determined by the Board of Directors.

     If Fountainhead is required by the Delaware Chancery Court to return the ADT Shares to ADT, the court may also order ADT to return the ADT Shares to the Issuer in exchange for shares of Common Stock. In this event, no shares of Preferred Stock would remain outstanding. See " -- Acquisitions or Dispositions of Securities of the Issuer."

Other Plans or Proposals

     Other than as indicated in Items 3 and 4 hereof, none of the Reporting Persons listed in Item 2 above presently has any plans or proposals that relate to or would otherwise result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a)  See Boxes 11 and 13 of each of cover pages 2-5 and see Item 4.

     (b)  See Boxes 7, 8, 9, and 10 of each of pages 2-5.

     (c)  See Items 3 and 4.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 3 and 4.

Item 7.   Material to Be Filed as Exhibits.

Exhibit A Agreement, dated January 10, 2000, by and between Fountainhead and the
          Issuer.
Exhibit B Management Agreement, dated January 10, 2000, by and between
          Fountainhead and the Issuer.
Exhibit C Agreement, dated January 11, 2000, by and between the directors of the
          Issuer and Fountainhead.
Exhibit D Promissory Note, dated January 11, 2000, from Fountainhead as maker.
Exhibit E Promissory Note, dated January 11, 2000, from Fountainhead as maker. Exhibit F Stock Purchase Agreement, dated January 11, 2000, by and between
          Fountainhead and N. Russell Walden.
Exhibit G Stock Purchase Agreement, dated January 11, 2000, by and between
          Fountainhead and ADT.
Exhibit H Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the
          Securities Exchange Act of 1934, as amended, among Fountainhead, Holdings, Donald E. Panoz and Nancy C. Panoz.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 20, 2000
                                      --------------------
                                             (Date)


                              Fountainhead Development Corp, Inc.

                              By:    /s/ Henk H. Evers
                                   -------------------------------------
                              Name:  Henk H. Evers
                                     -----------------------------------
                              Its: Chief Executive Officer
                                   -------------------------------------

                              Fountainhead Holdings, Ltd.

                              By:    /s/ Donald E. Panoz
                                  --------------------------------------
                              Name:  Donald E. Panoz
                                     -----------------------------------
                              Its: Chairman
                                   -------------------------------------


                                     /s/ Donald E. Panoz
                                   -------------------------------------
                                     Donald E. Panoz



                                    /s/ Nancy C. Panoz
                                   -------------------------------------
                                     Nancy C. Panoz